

February 10, 2011

Edward W. Wilhelm, EVP, CFO
The Finish Line, Inc.
3308 N. Mitthoeffer Road
Indianapolis, Indiana 46235

> **Re:** **The Finish Line, Inc.**
> **Form 10-K for the Fiscal Year Ended February 27, 2010**
> **Filed May 6, 2010**
> **Schedule 14A**
> **Filed June 21, 2010**
> **File No. 000-20184**

Dear Mr. Wilhelm:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 27, 2010

Exhibits

1. We note that Exhibit 10.21 appears to be missing schedules, attachments or exhibits. Please confirm that you will file this exhibit in its entirety with your next periodic report.

2. We note that the form of the restricted stock award agreement filed as exhibit 10.27 has omitted the performance goal. It appears that the target is a material term of the agreement. Please explain the basis for omitting this term under Item 601 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

3. Please confirm that you will disclose in future filings the extent of the board's role in the risk oversight of the company, such as how the board administers its oversight function, and the effect that this has on the board's leadership structure, as required by Item 407(h) of Regulation S-K.

4. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe in detail the process you undertook to reach the conclusion that disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director